Lydall, Inc.	Telephone 860 646-1233
One Colonial Road	Facsimile 860 646-4917
P.O. Box 151	Facsimile 860 646-8847
Manchester, CT 06045-0151	www.lydall.com

June 17, 2005

Via EDGAR and Overnight Delivery

Mr. George F. Ohsiek, Jr., Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Lydall, Inc.
Form 10-K for the fiscal year ended December 31, 2004
Filed March 16, 2005
File No. 1-07665

Dear Mr. Ohsiek:

This letter is furnished in response to your letter, dated June 6, 2005, which provided a further comment on the above-captioned filing. For your convenience, we have reproduced below the text of the comment set forth in your June 6 letter, immediately after which we have provided our response.

SEC Comment No. 1 – Form 10-K for Fiscal Year Ended December 31, 2004; Notes to Financial Statements; Note 1. Significant Accounting Policies, page F-7; Revenue Recognition, Page F-8

Based on our review of your response to comment 10 from our letter dated April 21, 2005, we understand that your customers have a right to return the products that they purchase from you; yet you do not record an estimate of returns at the time of recording the sale because you believe such returns to be immaterial. Based on the information you have provided with respect to sales returns and allowances in fiscal 2004, we are unclear as to why you believe your sales returns are immaterial. In particular, while we acknowledge that the returns are immaterial relative to total sales, it does not appear that gross margin on the returns is immaterial relative to operating income and/or income before taxes. Thus, please refer to SFAS 48 and tell us why you continue to believe that you are not required to record an estimate of sales returns at the point of sales recognition. Or, if after reassessing your accounting you now believe that your accounting should be revised, please show us how you plan to revise your financial statements accordingly. Please also confirm that you will disclose Schedule II information with respect to your sales returns and allowances.

Mr. George F. Ohsiek, Jr.

June 17, 2005

Company Response

The following information is provided as additional background and further clarification in regard to sales returns for the Company:

•	The Company manufactures goods based upon demand for application specific customer requirements and works closely with customers to determine the specifications required prior to production. As a result, the Company does not have a general right of return clause, whether by contract or existing general practice, from either the customer, or by a party who resells the product to others.

•	The Company does provide its customers, under certain conditions and circumstances, with the ability to return defective or nonconforming goods within a specified time period. After inspection of the goods by Lydall, the Company may, at its option, either repair or replace said nonconforming goods or repay the price thereof.

Paragraph 4 of Statement of Financial Accounting Standards No. 48, “Revenue Recognition When Right of Return Exists” (SFAS 48) states that SFAS 48 is not applicable to sales transactions in which a customer may return defective goods. Since the Company’s return policy relates only to defective or nonconforming goods, we do not believe that SFAS 48 applies.

We acknowledge that if the Company’s sales returns and allowance experience has been significant, Statement of Financial Accounting Standards No. 5, “Accounting for Contingencies” would require an allowance to be established to cover the potential exposure. However, as the timing and extent of returns is not predictable and the Company’s procedures for managing customer sales issues provide the ability to establish reserves timely, we believe that the specific identification approach is the appropriate accounting treatment.

The Company held reserves of approximately $0.2 million and $0.1 million as of December 31, 2004 and 2003 related to specific sales return matters and we believe that these amounts were adequate to cover the Company’s exposures related to sales returns and allowances as of those respective dates. Based upon the volume of annual sales returns, the Company believes that the sales and margin impact related to these returns does not warrant the establishment of a reserve using a general methodology approach based on annual returns activity; as we believe that the sales and margin impacts of returns are accounted for appropriately within reporting periods, either directly at the time of the returns or as part of establishing specific reserves. As a result, the Company continues to believe that the reserves established and annual volume of activity related to sales returns and allowances are not material and, consequently, disclosure in its Schedule II, Valuation and Qualifying Accounts is not required.

We will update our sales returns and allowances policy beginning with the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2005, to further clarify the Company’s practice. The revised wording is expected to read as follows:

“Sales returns and allowances are recorded as identified or communicated by the customer and internally approved. The Company does not provide customers with general rights of return for

Mr. George F. Ohsiek, Jr.

June 17, 2005

products sold; however, in limited circumstances, the Company will allow sales returns and allowances from customers if the products sold do not conform to specifications.”

*****************

Once again, thank you for your comments. If you have any additional questions or comments, please feel free to call Thomas P. Smith, our Vice President, Chief Financial Officer and Treasurer, directly at 860-327-0245 or me at 860-327-0521.

Sincerely,

/s/ David Freeman

David Freeman
President and Chief Executive Officer

cc:	Mr. Adam Phippen, Staff Accountant

Ms. Robyn Manuel, Division of Corporation Finance

Mr. Thomas P. Smith, Vice President, Chief Financial Officer and Treasurer

Mr. John J. Krawczynski, Controller

Ms. Mary A. Tremblay, Vice President, General Counsel and Secretary

Lydall, Inc. Audit Review Committee